Exhibit 99.1

High-Trend International Group Announces Pricing of $15 Million Registered Direct Offering with Global Institutional Investors

NEW YORK, May 13, 2026 /PRNewswire/ -- High-Trend International Group (NASDAQ: HTCO) (“HTCO” or the “Company”), a global ocean transportation company, today announced that it has entered into securities purchase agreements with global institutional investors for the purchase and sale of 2,307,700 of the Company’s Class A Ordinary Shares (“Ordinary Shares”) at a purchase price of $6.50 per Ordinary Share in a registered direct offering. The gross proceeds from the offering are expected to be approximately $15 million, before deducting placement agent commissions and other offering expenses. The closing of the offering is expected to occur on or about May 14, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the Offering.

The Ordinary Shares offered to the institutional investors described above are being offered pursuant to a registration statement on Form F-3 (File No. 333-290080) which was declared effective by the Securities and Exchange Commission (the “SEC”) on December 8, 2025. The offering is being made only by means of a prospectus supplement and accompanying prospectus which are a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About High-Trend International Group

High-Trend International Group is a global ocean transportation company with core businesses in international shipping.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by words such as “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions. Actual results may differ materially from those indicated by these forward-looking statements due to various risks and uncertainties, including but not limited to those detailed in the Company’s filings with the U.S. Securities and Exchange Commission. All information in this press release is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.